Free Writing Prospectus dated March 29, 2022

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Relating to the Preliminary Prospectus Supplement dated March 29, 2022

Registration Statement No. 333-258644

IGM Biosciences, Inc. has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated March 29, 2022 (the “Preliminary Prospectus Supplement”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255, or via email: dg.prospectus_requests@bofa.com; Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, Attn: Syndicate, or by phone at (415) 364-2720, or by email at syndprospectus@stifel.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The following is a script for a presentation that was given by IGM Biosciences, Inc. during a conference call and live audio webcast held on March 29, 2022. A replay of the webcast will be archived on IGM Biosciences, Inc.’s website for 90 days following the presentation.

Fred Schwarzer:

Thank you, operator. And welcome to all of you for joining us on this call.

I’m joined today by Misbah Tahir, Chief Financial Officer, Dr. Chris Takimoto, Chief Medical Officer, and Dr. Mary Beth Harler, President, IGM Autoimmunity and Inflammation.

We are excited to share with you more information on the collaboration and license agreement with Sanofi which was announced today. This collaboration will involve multiple targets in Oncology, Autoimmunity and Inflammation, and expands our Research and Development pipeline.

We are very pleased to be working with such an experienced and strong partner as Sanofi. They have repeatedly demonstrated their scientific expertise and commitment to building great research partnerships. Sanofi also shown that they know how to effectively partner and collaborate with emerging companies over an extended period of time, as demonstrated by their support of the research, development and commercialization of important medicines like Dupixent.

This collaboration has grown out of our joint research efforts with Sanofi over the past few years on a number of different targets. Through these efforts, Sanofi has gotten the chance to understand our platform and its potential to help patients. We look forward to a great collaborative partnership with them.

In this call today, we will outline in more detail our collaboration with Sanofi as well as some of the financial terms and implications. Additionally, we will be providing a brief background on IgM antibodies for those who are new to IGM, and touch on the progress of our robust oncology pipeline , as outlined in our year-end financial results press release and Form 10-K filed this morning. It is important to note that our agreement with Sanofi is additive to IGM’s overall product development, not an allocation of our current pipeline. Instead, this collaboration helps provide resources to better enable us to realize the potential of IgM antibodies.

We also announced today a proposed public offering of shares of our common stock and non-voting common stock. In light of this and due to securities laws, we will not be able to take questions at the end of this call, but we look forward to doing so in the future.

This presentation will contain certain forward-looking statements based on information available to IGM Biosciences as of today’s date, and we must advise you that these forward-looking statements are subject to many factors which are beyond our control. We caution that these forward-looking statements should not be relied upon as predictions of future events.    We also direct you to the risk factors described in our filings with the SEC.

For those of you who may not be familiar with our company, we are a global leader in the development of IgM antibodies for therapeutic uses. Our work in this area began more than a decade ago, and during this time IGM has overcome many of the challenges historically associated with engineering and manufacturing IgM antibodies. Our initial area of focus has been oncology, but we have recently expanded our efforts into autoimmunity and inflammation as well as infectious diseases. Our strategy is to extend our global leadership position in the development of IgM antibodies and to advance our product candidates and extend and expand our research and development efforts. We’re also expanding our manufacturing capabilities and our intellectual property portfolio, both of which we believe will help secure our leadership position in this new therapeutic class. When the time comes and once we obtain regulatory approval, we hope to participate in the commercialization of IgM based medicines, as appropriate.

Today, we have approximately 150 research, development and manufacturing personnel based in San Francisco and the Philadelphia area. We opened our East Coast facility in Philadelphia last year. As we announced this morning, IGM had approximately $230 million in cash and investments as of December 31, 2021, a figure that does not include the proceeds from our collaboration agreement or our proposed public offering announced today.

IgM antibodies have a number of structural differences compared to IgG antibodies, and we believe that these structural differences can have significant advantages in certain applications.

IgMs are one of the five natural classes of antibodies. Of the five natural classes of antibodies, IgGs are the basis for almost all of the therapeutic drugs that are in the market today. The IgG is the classic Y shaped antibody that everyone is familiar with.

You can think of an IgM, in very rough terms, as five IgGs arranged around in a pizza -like structure. If you take the sixth slice of the pizza out, that’s where a linking protein called the joining chain, or the J chain, converts the IgM into a pentamer.

An IgM antibody has 10 binding units, as compared to two binding units of an IgG antibody, and that gives the IgM antibody a strong advantage in total binding power, which is also known as avidity.

These 10 binding sites also enable the IgM antibody to bind to multiple cell-surface receptors simultaneously, potentially increasing the signal that can be generated, which is especially important for agonism, or stimulating action in the cell. We are using this feature in our DR5 agonist IGM-8444, which is currently in Phase 1 trials in oncology. This ability of IgM antibodies to agonize or stimulate targets is the scientific basis of our collaboration with Sanofi.

Finally the J-chain can act as a scaffold to add other functionality to the antibody, facilitating the creation of bispecific antibodies or antibodies that can target multiple receptors or perform multiple functions. We are using this feature in our T-Cell bispecifc antibody, IGM-2323, which is currently in Phase 2 trials in non-Hodgkins lymphoma.

We believe we are currently the only company in the world who can make IgM antibodies at scale and high quality. We also believe we are the only company in biotech or pharma with a significant commercially focused effort on IgM antibodies.

To talk a bit more about multi-receptor agonism, receptor cross-linking is something that an IgM antibody does really well. Receptors on the cell surface are activated naturally by ligands that bind to them, creating a signal in the cell. For many receptors, when they are bound by a single antibody or ligand and pulled closer together, the signal that those receptors create in the cell, which is also known as agonism, is much stronger than if you just bind one or two receptors. This process is referred to as cross-linking receptors, which tends to cause an even stronger signal. IgMs with 10 binding domains can bind to a receptor on a cell surface and then aggregate and cross-link additional receptors together in ways that IgG antibodies cannot duplicate.

An IgG antibody does not necessarily do a very good job of binding three receptors together since it only has two binding domains, and so it tends to send a relatively weak signal.

On the other hand, an IgM antibody that can bind three receptors together and can bind larger clusters of receptors together can send a relatively strong signal.

We have repeatedly seen this effect in preclinical experiments where IgMs have shown tremendous increases over a similar IgG with the same binding domains in both potency and signal generation. As I mentioned, this potential for greater agonism using an IgM antibody forms the scientific foundation of our collaboration with Sanofi.

We will be working with Sanofi to leverage our proprietary IgM platform to discover agonist antibodies against three oncology targets and three autoimmunity/inflammation targets. These targets are outside the current IGM pipeline and are additive to our current research and development efforts.

This global collaboration will focus on creating, developing, and commercializing an entirely new class of potential therapeutics that could potentially take advantage of the superior features of multi-valent IgM antibodies as compared with conventional IgG antibodies for the purposes of stimulating cell surface receptors, as we’ve talked about.

Going a little deeper, this collaboration will focus on two therapeutic areas: Oncology and Autoimmunity/Inflammation. The terms of the collaboration agreement are slightly different between the two therapeutic areas.

For Oncology targets, IGM will lead research and development efforts through receipt of the first regulatory approval from the FDA or EMA for the first indication and assume related development costs. After the first approval, Sanofi will be responsible for the next two pivotal studies and the parties will share the cost under the profit/loss split for any additional studies beyond those first two.

For Autoimmunity and Inflammation targets, IGM will lead research and development through Phase I trials and assume related development costs. Sanofi, with their proven competencies in Immunology development and their global capabilities will lead subsequent development efforts in autoimmunity and inflammation.

Should any of these product candidates be commercialized upon regulatory approval, Sanofi will be responsible for all global commercialization efforts.

I would now like to hand it over to Misbah Tahir, our CFO, to discuss some of the financial terms of the proposed collaboration in the context of IGM’s financial statements.

Misbah Tahir:

Thank you, Fred.

Under the terms of the agreement as well as our discussions with Sanofi:

1. Sanofi will make a $150MM upfront payment to IGM, after satisfaction of customary closing conditions, including HSR approval, which is expected to occur in Q2 2022.

2. Sanofi has also indicated an interest in purchasing up to $100M of our non-voting common stock in the proposed public offering announced this morning.

These two elements – as well as incremental proceeds from the proposed public offering – combined with our existing cash and investments of $230 million as of December 31, 2021 are expected to give us over two years of cash runway.

As for milestone payments, there are a series of milestones for each target in the agreement, up to $940 million in preclinical, clinical and regulatory milestones for each oncology target and up to over $1 billion in preclinical, clinical, regulatory and commercial milestones for each autoimmunity and inflammation target. The total potential value of all future milestones (preclinical, clinical, regulatory and commercial) is over $6 billion.

As to royalty payments, should candidates for each oncology target reach commercialization, they are subject to a 50/50 profit/loss share in major markets, which includes the United States, 5 major European countries and Japan; with IGM eligible for tiered royalties in rest-of-world territories.

For autoimmunity/inflammation targets, IGM is eligible to receive high single-digit to low teen royalties on global net sales.

We also released this morning our Q4 2021 earnings update including some updates on our current pipeline. For more details on our financial results, we refer you to our most recent Form-10-K filing with the SEC and financial results press release issued this morning.

With regard to our clinical updates, I would like to turn it over to Chris Takimoto, our Chief Medical Officer, to cover some of the highlights.

Chris Takimoto:

Thank you, Misbah.

We are very excited about our new collaboration with Sanofi, but we are also committed to our extensive existing clinical pipeline that remains independent of this agreement. We continue to make substantial progress with our oncology pipeline.

At the ASH meeting in December 2021, we presented clinical data from our Phase 1 dose escalation study of IGM-2323, our CD20 x CD3 T-cell engager. We were very pleased with our safety profile over all doses tested, and with the level of activity observed, especially at the 100 mg dose. As of the September 10, 2021 cutoff date, in the 10 patients treated at this dose level, we observed a 50% complete response rate in DLBCL patients. Treatments were well-tolerated by all patients in the titration dosing cohorts with a CRS rate of only 19%, with no immune-related neurotoxicity, and very minimal neutropenia.

Based on these results, we have initiated two Phase 2 studies, one in 3L+ DLBCL and the other in 3L+ follicular lymphoma. We are comparing the efficacy of 100 and 300 mg titration doses, in each indication using a randomized, pick-the-winner design. If the data continue to be supportive, these Phase 2 multicenter, open-label studies could potentially serve as pivotal registrational trials for accelerated approval of IGM-2323. Both trials are currently recruiting patients and we are expanding into additional international study sites to maximize accrual.

Our innovative DR5 agonist, IGM-8444, continues to progress in an open-label, multicenter, Phase I study. We expect to report initial monotherapy and combination clinical data in solid tumor patients from this Phase 1 trial in 2022.

Other operational highlights for IGM-8444 include the successful completion of our third FOLFIRI combination dose cohort with no dose limiting toxicities and no clinically significant liver toxicity. We are currently enrolling patients in the final planned FOLFIRI dose escalation cohort. In addition, our first birinapant combination dose cohort was successfully completed, also with no dose limiting toxicities and no clinically significant liver toxicity observed to date. We are currently enrolling patients in the second planned birinapant combination dose escalation cohort.

Also let me update you on the progress that we have made with our first infectious disease program, IGM-6268, targeting the SARS-CoV-2 virus. Our strategy is to use IgM antibodies to effectively neutralize respiratory viral infections. In initial data from our healthy volunteer cohorts, there have been no safety concerns observed to date, and our pharmacokinetics analyses have shown that IgM antibodies can persist in the nasal passages after intranasal administration.

However, the COVID-19 landscape continues to evolve rapidly, and while we are encouraged by our initial pharmacokinetic and safety data, because of the changing COVID-19 clinical and regulatory environment, we are uncertain as to whether we will continue the clinical development of IGM-6268. We plan to complete the healthy volunteer cohorts and then evaluate our clinical development options at that time. We are evaluating alternative product candidates that target SARS-CoV-2 and plan to continue our efforts to explore the potential of IgM antibodies in a number of other viral respiratory diseases.

So let me now pass this line to Mary Beth to talk about our Autoimmunity, Inflammation and Infectious Disease Business Units.

Mary Beth Harler:

Thanks, Chris.

We couldn’t be more pleased with the progress made in establishing our new Autoimmunity/Inflammation and Infectious Disease units in the greater Philadelphia area. Since announcing this expansion of the IGM footprint in Q4 2021, we have established multiple state-of-the-art laboratories and have hired key talent from the rich pool of experienced individuals for both therapeutic areas who reside in the pharma corridor.

In addition to the work with Sanofi, we will continue to explore additional opportunities to leverage the benefits of IgM over IgG in autoimmunity and inflammation.

For both A&I and ID, we see the potential to take advantage of the unique structural features of an IgM platform to address important unmet medical needs and realize value for IGM. It goes without saying that we believe the strong collaboration and knowledge sharing between the East and West Coast facilities will be a significant competitive advantage, and we are very pleased with the strong foundation currently being established.

With that, I will pass the line back to Fred.

Fred Schwarzer:

As you have heard, 2022 promises to be a very busy and exciting year for IGM. We expect to disclose initial combination data from our 8444 DR5 agonist program in 2022. By that time, we believe we should have completed dose escalation in our FOLFIRI combination study and a couple of dose escalations in our birinapant combination study. We also hope to disclose initial data from our Phase 2 trial of IGM-2323 by the end of this year.

We plan on filing two INDs this year, for IGM-7354, our targeted IL15 cytokine, and IGM-2644, our CD38xCD3 bispecifc T-Cell engager for multiple myeloma.

So by the end of this year, we hope to have four oncology programs in or entering the clinic.

We are also committed to continuing to develop our pipeline in autoimmunity/inflammation and infectious diseases, in those indications where an IgM antibody can provide superior therapeutic value.

In closing, I would like to thank all of the employees of IGM for their tireless work in bringing the IGM platform and technology to where it is today. We are all committed to potentially developing an entirely new therapeutic platform and unlocking the untapped potential of the IgM class of antibodies.

We are very pleased to welcome Sanofi as a partner in this mission, and we believe that their resources and capabilities will help us achieve our shared goals.

We look forward to the work ahead, to our partnership with Sanofi, and to developing new medicines that will meaningfully impact the lives of patients.

Thank you all for joining our call.